                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              OSHKOSH B GOSH INC.
                              -------------------
                                (NAME OF ISSUER)




                    CLASS A COMMON SHARES WITHOUT PAR VALUE
                    ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)




                                 688222  20  7
                                --------------
                                (CUSIP NUMBER)



                               DECEMBER 31, 1996
                               -----------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


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CUSIP No.: 688222  20  7
          ---------------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons:

                  BANC ONE CORPORATION
                  31-0738296
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use only


          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

                  OHIO CORPORATION
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                    1,137,022
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                     -0-
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person with                   1,092,849
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                               44,173
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                        1,183,852
          ---------------------------------------------------------------------

 (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row 9
                        10.67%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person (See Instructions)
                        HC
          ---------------------------------------------------------------------
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Item 1(a).       Name of Issuer:                OSHKOSH B GOSH INC.

Item 1(b).       Address of Issuer's principal
                 executive offices:             122 OTTER AVE.
                                                OSHKOSH, WI  54901

Item 2(a).       Name of person filing:         BANC ONE CORPORATION

Item 2(b).       Address of principal business
                 office or, if none residence:  100 EAST BROAD STREET
                                                COLUMBUS, OHIO  43271-0156

Item 2(c).       Citizenship:                   NOT APPLICABLE

Item 2(d).       Title of class of securities:  CLASS A COMMON SHARES WITHOUT
                                                PAR VALUE

Item 2(e).       CUSIP No.:                     688222  20  7

Item 3.          This statement is filed pursuant to Rule 13d-1(c).

Item 4.          Ownership

                 This beneficial ownership by BANC ONE CORPORATION with respect to common shares of OSHKOSH B GOSH INC., CLASS A as of December 31, 1996 is as follows:

                 (a)    Amount beneficially owned:            1,183,852

                 (b)    Percent of class                          10.67%

                 (c)    Number of shares as to which
                        such person has:

                        (i)   Sole power to vote or to
                              direct the vote:                1,137,022

                        (ii)  Shared power to vote or to
                              direct the vote:                      -0-

                        (iii) Sole power to dispose or to
                              direct the disposition of:      1,092,849

                        (iv)  Shared power to dispose or
                              to direct the disposition of:      44,173

Item 5.          Ownership of 5 percent or less of a Class.         N/A

Item 6.          Ownership of More than 5 percent on Behalf
                 of Another Person.                                 N/A
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Item 7.          Identification and Classification of the Subsidiary Which
                 Acquired the Security Being Reported on By the Parent Holding Company.

                 BANC ONE WISCONSIN TRUST CO., NA
                 BANC ONE ARIZONA, NA

Item 8.          Identification and Classification of Members
                 of the Group.                                  N/A

Item 9.          Notice of Dissolution of group.                N/A

Item 10.         Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: FEBRUARY 14, 1997
       -----------------

                                                BANC ONE CORPORATION

                                           By:  /s/ BRETT D. CAMBERN
                                               ------------------------------
                                                Brett D. Cambern
                                                Investment Compliance Officer